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LabX Group

393 E Main St
Southbridge, MA 01550

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THE PITCH

LabX Group is seeking investment to open an independent testing laboratory.

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REVIEW SPECIFICS

LABX TIMELINE

LabX was formed in February 2021. Since then, this fast moving project has achieved milestone after milestone

THE LOCATION

Previous

Next

During construction, LabX plans to remodel the front exterior as encouraged by the town of Southbridge, to he

projects.

We plan to remove the front garage doors and replace them with a wall of greenery.

This is a preview. It will become public when you start accepting investment.

PITCH DECK

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Cost of Goods Sold $2,519,545 $2,721,109 $2,993,219 $3,142,878 $3,237,164

Gross Profit $10,078,180 $10,884,434 $11,972,878 $12,571,523 $12,948,668

EXPENSES

HCA Payment $28,912 $42,025 $46,227 $0 $0

Annual License Renewal $10,000 $11,016 $12,360 $0 $0

Payroll $1,351,760 $1,489,099 $1,670,769 $0 $0

Facility Expenses $54,000 $59,489 $66,744 $0 $0

Equipment Maintenance $12,000 $13,219 $14,832 $0 $0

Office Supplies & Cleaning Supplies $18,000 $19,829 $22,248 $0 $0

Travel Expenses $12,000 $13,219 $14,823 $0 $0

Services, Subscriptions, Softwares $12,000 $13,219 $14,823 $0 $0

Banking Fees $13,200 $14,541 $16,315 $0 $0

Fleet Maintenance $19,344 $21,309 $23,909 $0 $0

Insurance $8,743 $9,632 $10,807 $0 $0

Contingency-7% $120,000 $132,192 $148,319 $0 $0

Other Expenses $6,000 $6,610 $7,416 $0 $0

Marketing $84,000 $92,534 $103,824 $0 $0

Operating Profit $8,328,221 $8,946,501 $9,799,462 $12,571,523 $12,948,668

This information is provided by LabX Group. Mainvest never predicts or projects performance, and has not revi forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

LabX Investment Teaser.pdf

LabX Group, LLC Pitch Deck.pptx

Investment Round Status

Target Raise $10,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends April 15th, 2022

Summary of Terms

Legal Business Name LabX Group

Investment Structure Revenue Sharing Note

Investment Multiple 2×

Business's Revenue Share 0.1%-2.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1st, 2025

Receive Provisional Licensure from the Cannabis Control Commission in February 2022.

Begin Construction in March 2022.

Open for Operation in Q3 of 2022.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you
Note is not like that at all. The ability of LabX Group, LLC to make the payments you expect, and ultimately to g
on a number of factors, including many beyond our control.

Limited Services

LabX Group, LLC operates with a very limited scope, offering only particular services to potential clients, makin
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these con
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new en
LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and cu
customer preference away from LabX Group, LLC's core business or the inability to compete successfully agai
negatively affect LabX Group, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in LabX Group, LLC's management or vote on and/or
regarding LabX Group, LLC. Furthermore, if the founders or other key personnel of LabX Group, LLC were to le
unable to work, LabX Group, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon the assumption of stal
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large
LabX Group, LLC and the key persons will have no control. Changes in assumptions or their underlying facts co
To the extent that the assumed events do not occur, the outcome may vary significantly from the projected out
no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, L

factors are unpredictable and could negatively affect LabX Group, LLC's financial performance or ability to cor
Group, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume c
future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither LabX Gro
to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds c
offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annu
audited by an independent accounting firm). Although Title III does require extensive information, it is possible
decision if you had more information.

Lack of Ongoing Information

LabX Group, LLC will be required to provide some information to investors for at least 12 months following the
far more limited than the information that would be required of a publicly-reporting company; and LabX Group
annual information in certain circumstances.

Uninsured Losses

Although LabX Group, LLC will carry some insurance, LabX Group, LLC may not carry enough insurance to pro
Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a rea
LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consume
antitrust laws, and health care laws, could negatively affect LabX Group, LLC's financial performance or ability
any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of LabX Group, LLC's management will coincide: you both want
as possible. However, your interests might be in conflict in other important areas, including these: You might w
conservatively to make sure they are best equipped to repay the Note obligations, while LabX Group, LLC mig
invest in the business. You would like to keep the compensation of managers low, while managers want to mak

Future Investors Might Have Superior Rights

Payments and Return Are Unpredictable

Because your payments are based on the revenue of LabX Group, LLC, and the revenue of LabX Group, LLC ca
altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the pa
ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity

Subordination

The Notes shall be subordinated to all indebtedness of LabX Group, LLC to banks, commercial finance lenders,
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, b
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that
that the representative will do things you believe are wrong or misguided. If an event of default has occurred a
appointed, all of the representative's reasonable expenses must be paid before any further payments are made

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue ope
to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by LabX Group. Mainvest never predicts or projects performance, and has not revi
additional information, review the official Form C filing with the Securities and Exchange Commission on the E
This is a preview. It will become public when you start accepting investment.
Investor Discussion
LabX Group isn't accepting investments right now, but is trying to get a sense of how they should structure the
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC ar
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll b
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